August 28, 2008

Via Edgar and Overnight Mail

Ms. Kathleen Krebs
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549

Re:	Xfone, Inc.
Registration Statement on Form S-1
Filed April 18, 2008
As amended on August 6, 2008
File No. 333-150305 (the “Registration Statement”)

Dear Ms. Krebs:

On behalf of our client, Xfone, Inc. (“Xfone,” the “Company” or “our client”), please find enclosed Amendment No. 2 to the above-captioned Registration Statement (“Amendment No. 2”).  We have also enclosed for your convenience a marked copy showing the changes from Amendment No. 1.  Following is a summary of these changes:

1) The Company has included in Amendment No. 2 the revised language relating to the Company’s best efforts offering pursuant to the Company’s prior registration statement, which revised language was previously submitted on August 22, 2008 and approved by you on August 27, 2008.  As per your request, the letter dated August 22, 2008 initially sent via fax has been filed as correspondence on the Edgar system.

2) The Company has updated the disclosure to reflect recent events and developments and to correct certain typographical errors.

3) The Company has added its unaudited consolidated financial statements as of, and for the period ended, June 30, 2008, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period.

We have included a request for acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Tuesday, September 2, 2008, or as soon thereafter as practicable.

Thank you in advance for your prompt attention to this matter.  Please do not hesitate to contact me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

cc:	Xfone, Inc.